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EXHIBIT 23.1

                      CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Home Health Corporation of America, Inc. (the "Company") on Form S-8 of our report, which includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern, dated September 2, 1998, except for paragraph 1 of note 5, for which the date is September 23, 1998, and note 13, for which the date is November 5, 1998, on our audits of the consolidated financial statements and financial statement schedule of the Company as of June 30, 1997 and 1998, and for each of the three years in the period ended June 30, 1998, which report is included in this Annual Report on Form 10-K/A.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
December 15, 1998